[redacted]

8/29/13

SECUF 13014374 SION

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 28 2013
REGISTRATIONS BRANCH
19

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Firstrade Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133-25 37th Avenue
(No. and Street)

Flushing (City) NY (State) 11354 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Gschweng 718-269-1503
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MGI Repetti, LLP
(Name – *if individual, state last, first, middle name*)

500 Fifth Avenue, Fifth Floor, New York, NY 10110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
9/20/13

OATH OR AFFIRMATION

I, John Liu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Firstrade Securities, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

PETER GSCHWENG
Notary Public, State of New York
No 01GS6022253
Qualified in Nassau County
Commission Expires March 20, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

mgi Repetti

FIRSTRADE SECURITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2013

FIRSTRADE SECURITIES, INC.

CONTENTS

mgi Repetti

500 Fifth Avenue, Fifth Floor, New York, NY 10110
212.302.3300 • Fax 212.302.9660
www.mgirepetti.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Firstrade Securities, Inc.

We have audited the accompanying statement of financial condition of Firstrade Securities, Inc. (the "Company") as of June 30, 2013, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

mgi Repetti

www.mgirepetti.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Firstrade Securities, Inc.as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 18 and 19 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 and Rule 15c3-3 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 18 and 19 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 18 and 19 is fairly stated in all material respects in relation to the financial statements as a whole.

MGI Repetti LLP

MGI Repetti LLP
New York, New York
August 26, 2013

FIRSTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2013

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	1,629,734
Due from clearing broker		654,994
Accrued interest receivable		1,999
Income taxes receivable		73,149
Investments		90,595
Short-term investments - other		836,407
Loan receivable - current portion		24,000
Clearing deposits		1,000,130
Total Current Assets		4,311,008
PROPERTY AND EQUIPMENT - NET		223,531
OTHER ASSETS		
Rebate reserve account		25,000
Loan receivable		80,000
Other assets		65,908
Intangible assets, net		880,284
Total Other Assets		1,051,192
Total Assets	$	5,585,731

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	194,581
Accrued payroll		46,234
Obligation under capital lease		56,557
Total Current Liabilities		297,372
OTHER LIABILITIES		
Deferred income taxes		326,548
Total Liabilities		623,920
STOCKHOLDERS' EQUITY		
Preferred stock - $.10 par value, 4,000,000 shares authorized, none issued or outstanding		
Common stock - $.01 par value, 32,000,000 shares authorized, 19,003,500 shares issued and 18,953,500 shares outstanding		190,035
Additional paid-in capital		2,039,773
Retained earnings		2,869,503
Less: Treasury stock at cost, 50,000 shares		(137,500)
Total Stockholders' Equity		4,961,811
Total Liabilities and Stockholders' Equity	$	5,585,731

See accompanying notes to the financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2013

REVENUES	
Commissions	$ 4,938,299
Rental income	111,981
Interest rebate income	6,113,535
Other income	318,327
Total Revenues	11,482,142
EXPENSES	
Salaries and payroll related expenses	1,769,940
Execution costs	1,810,466
Margin interest rebates	3,808,787
Interest expense - customers	191,324
Research and statistical costs	1,272,269
Regulatory fine	150,000
Regulatory fees and expenses	39,741
Occupancy and equipment costs	571,948
Communications costs	214,470
Stationery, printing, postage and shipping	39,602
Promotional costs	450,539
Insurance expense	202,507
Professional fees	263,520
Depreciation and amortization	946,862
Bad debt expense	95,000
Other operating costs	144,682
Total Expenses	11,971,657
Loss Before Income Taxes	(489,515)
Benefit from income taxes	91,406
NET LOSS	$ (398,109)

See accompanying notes to the financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2013

	Common Stock		Additional Paid-in	Treasury	Retained	
	Shares	Amount	Capital	Stock	Earnings	Total
Balance, beginning of year	18,450,000	$ 184,500	$ 695,500	$ (137,500)	3,267,612	$ 4,010,112
Issuance of common stock for services	553,500	5,535	1,344,273	-	-	1,349,808
Net loss	-	-	-	-	(398,109)	(398,109)
Balance, end of year	19,003,500	$ 190,035	$ 2,039,773	$ (137,500)	$ 2,869,503	$ 4,961,811

See accompanying notes to the financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (398,109)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	946,862
Bad debt expense	95,000
Net realized and unrealized loss on investments	(6,951)
Deferred income taxes	(157,017)
Increase (decrease) in cash resulting from changes in operating assets and liabilities:	
Rebate reserve account	(25,000)
Due from clearing broker	(170,002)
Accounts receivable	21,296
Accrued interest receivable	503
Income taxes receivable	59,463
Other assets	(900,995)
Accrued expenses	(192,960)
Accrued payroll	85,420
Net cash used by operating activities	(642,490)
CASH FLOWS FROM INVESTING ACTIVITIES	
Repayment of employee loan	24,000
Software development costs	(494,789)
Purchase of property, plant and equipment	(33,898)
Purchase of certificate of deposits	(1,141,311)
Redemption of certificate of deposits	836,406
Sale of securities	612
Purchase of securities	(76,659)
Net cash (used in) investing activities	(885,639)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net payments on capital lease obligation	(61,304)
Net cash (used in) financing activities	(61,304)
Net decrease in cash and cash equivalents	(1,589,433)
Cash and cash equivalents - beginning of year	3,219,167
Cash and cash equivalents - end of year	$ 1,629,734

See accompanying notes to the financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2013

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ 5,320

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

Issuance of common stock for accrued compensation	$ 1,349,808

See accompanying notes to the financial statements.

FIRSTRADE SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2013

1. ORGANIZATION

Firstrade Securities, Inc. (the "Company") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company acts as an introducing broker and provides discount brokerage services for its clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Method of Accounting

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Income is recognized as earned and expenses are recognized as incurred.

b) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents.

d) Investments - Other

Certificates of deposit held for investment that are not debt securities are included in "investments – other." Certificates of deposit with original maturities greater than three months and remaining maturities less than one year are classified as "short-term investments – other."

e) Advertising

Advertising costs are charged to expense as incurred. For the year ended June 30, 2013, advertising expense was $421,534.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f) Fair Value Measurements

The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets or liabilities with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

g) Investments Valuation

Investments are carried at the values shown in note 4 of the financial statements. The fair value of alternative investments has been estimated using the Net Asset Value ("NAV") as reported by the management of the respective alternative investment fund. FASB guidance provides for the use of the NAV as a "Practical Expedient" for estimating fair value of alternative investments. The NAV reported by each alternative investment fund is used as a practical expedient to estimate the fair value of the Company's ability to redeem its interest in the near term.

h) Investment Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses are included in the determination of income (loss) on each investment.

i) Property and Equipment

Property and equipment are stated at cost. Major expenditures for the acquisition of property, equipment and betterments that substantially increase useful lives of the fixed assets are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided by both straight-line and accelerated methods over the estimated useful lives of the assets (five to seven years). Leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful lives of the improvements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j) Intangibles

Intangible assets consist of trademarks and software and are recorded at cost. Amortization of trademarks is computed using the straight-line method over a period of 15 years. Software development costs are amortized using the straight-line method over a useful life of 3 years; these costs which include consulting fees, payroll and payroll related costs are associated with various ongoing computer software based projects. As of June 30, 2013, costs totaling $5,082,870 relating to several of these projects were at the application development stage and consequently capitalized.

k) Profit Sharing Plan

The Company maintains a contributory qualified 401(k) plan for eligible employees. The Company made no contributions for the year ended June 30, 2013.

l) Income Taxes

Deferred income tax assets and liabilities are computed for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The components of temporary differences are amortization of software development costs, depreciation and unrealized gains/losses on investments.

m) Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to July 1, 2008.

n) Subsequent Events Evaluation by Management

The Company has evaluated subsequent event transactions for the potential recognition or disclosure in the financial statements through August 26, 2013, the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, both as defined. At June 30, 2013, the Company had net capital of $3,465,695 under Rule 15c3-1, which was $3,215,695 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.09 to 1.

4. INVESTMENTS

The following table shows major categories of investments measured at fair value at June 30, 2013, grouped by the fair value hierarchy and temporary cash investments carried at cost plus accrued interest:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)	Total
Equities	$ 5,007	$ -	$ 5,007
Limited partnership	-	2,471	2,471
Total investments at fair value	$ 5,007	$ 2,471	7,478
Temporary cash investments			7,232
Total Investments			$ 14,710

The following is a reconciliation of the beginning and ending balances for assets measured at fair value using significant unobservable inputs (Level 3) during the year ended June 30, 2013:

	Level 3
Beginning balance	$ 2,471
Ending balance	$ 2,471

4. INVESTMENTS (continued)

The amount of total gain for the year included in changes in net assets attributed to the change in unrealized gains/loss relating to assets still held at June 30, 2013 was $0.

At June 30, 2013 the Company had no open capital commitments with limited partnerships.

Information regarding the Level 3 investments at June 30, 2013 is as follows:

Investment Category	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Limited partnership	$ 2,471	$ -	Quarterly	90 days

5. CERTIFICATES OF DEPOSIT

Certificates of deposit totaling $836,407 are included in short-term investments – other in the accompanying financial statements. The certificates bear interest ranging from 0.30% to 0.70% and have maturities of one year, with penalties for early withdrawal. Any penalties for early withdrawal would not have a material effect on the financial statements.

6. LOANS RECEIVABLE

This consists of a $104,000 loan to an employee at 0.01% interest. Repayments began on January 1, 2012 at a rate of $2,000 per month until the balance is paid in full.

7. PROPERTY AND EQUIPMENT

Property and equipment and their useful lives as of June 30, 2013, consist of the following:

	Useful Life in Years	
Leasehold improvements	7	$ 383,567
Equipment	5-7	1,136,232
Furniture and fixtures	5-7	148,498
Automobile	5	7,355
		1,675,652
Less: accumulated depreciation		(1,452,121)
Property and equipment - net		$ 223,531

Depreciation expense for the year ended June 30, 2013 was $147,257.

8. INTANGIBLE ASSETS

Intangible assets consist of the following as of June 30, 2013:

	Useful Life in Years	
Trademark	15	$ 7,823
Software development costs	3	5,082,870
		5,090,693
Accumulated amortization		(4,210,409)
Intangible assets, net		$ 880,284

Amortization expense for the year ended June 30, 2013 was $799,605. Future estimated amortization expense is as follows:

Year Ended June 30,	
2014	$ 524,574
2015	262,159
2016	93,551
	$ 880,284

9. STOCK OPTION PLAN

The Company established the Firstrade Securities Stock Option Plan (the "Plan") to attract and retain personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants of the Company and to promote the success of the Company's business. Under the Plan, the Board of Directors of the Company has authorized the issuance of stock options to purchase up to 1,000,000 shares of the Company's common stock. Options granted under the plan may be incentive stock options or non-statutory stock options. As of June 30, 2013, there were 1,000,000 shares available for issuance under the plan and no options have been issued.

10. INCOME TAXES

The provision for benefit from income taxes for the year ended June 30, 2013, is comprised of the following:

Current	
Federal	$ -
State and local	19,920
Deferred	
Federal	(111,326)
	$ (91,406)

Deferred tax liabilities at June 30, 2013, relate to the following items:

Deferred tax liabilities	
Software development costs	$ 351,614
Less: Deferred tax asset	
Depreciation	25,066
Net deferred tax liability	$ 326,548

11. COMMITMENTS

Operating Leases

The Company has a lease for office space which expires on June 30, 2015. Future minimum lease payments at June 30, 2013 are as follows:

Year Ended June 30,	
2014	443,680
2015	465,864
	$ 909,544

Office rent expense for the year ended June 30, 2013 was $434,730.

Capital Leases

The Company leases computer equipment under capital lease agreements with varying expiration dates through 2015. Future minimum payments under the leases are payable as follows:

2014	$ 56,909
2015	7,046
	63,955
Amount representing interest and sales tax	(7,398)
	$ 56,557

12. SETTLEMENT WITH FINRA

The Financial Industry Regulatory Authority ("FINRA") has completed examinations of the Company for the years 2008 and 2010 and proposed fines relating to various alleged violations. The Company has reached a settlement with FINRA and under the terms of the Letter of Acceptance, Waiver and Consent issued by FINRA, the Company agreed to pay $300,000. The Company had accrued $150,000 in the prior year leaving a balance of $150,000 which is reflected in the statement of operations. The Company paid FINRA the $300,000 on May 21, 2013.

13. SOFTWARE DEVELOPMENT

Effective November 19, 2008, the Company entered into a Joint Venture Agreement (the "Agreement") with Matrix Trading Technologies, LLC ("Matrix") and Louis Liu, to develop, design, manufacture and implement an online trading system (the "System"). The term of the Agreement began on the effective date and was to end on March 31, 2012 or two years from the completion of the System, whichever occurred earlier. On July 15, 2011, the Joint Venture Agreement was amended, changing the end date to March 31, 2014.

As stipulated in the Agreement, the Company agreed that it will provide Matrix with the following:

a. $400,000 as follows: $50,000 on the first of each month after execution of the Agreement;
b. $300,000, paid in equal installments of $25,000 on the first of each month after Phase I is implemented or at the one-year anniversary of the execution of the Agreement, whichever occurs earlier;
c. $300,000 paid in equal installments of $25,000 on the first of each month after the end of the second year of the Agreement.

Additionally, as compensation to Louis Liu for his work, the Company agreed to grant 3% ownership in the Company. The 3% shall be calculated as follows:

i. As of June 30, 2011, Louis Liu was entitled to 2% ownership in Firstrade, calculated as of the valuation date discussed.
ii. On March 31, 2013 all shares were issued to Louis Liu.

As of June 30, 2013, the Company had made monthly payments totaling $79,166 to Matrix. These payments have been capitalized as software development costs.

14. FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains it cash with various financial institutions. The Company monitors the credit quality of the financial institutions and does not anticipate any exposure. The total cash balance in each financial institution is insured by the FDIC up to $250,000. Uninsured funds as of June 30, 2013 were approximately $647,000. The amount due from clearing broker is collected in the subsequent month.

15. RESERVE ACCOUNT FOR CUSTOMER CREDIT BALANCES

In the course of doing business, the Company offers certain customers promotional rebates. As a result of the FINRA examination, it was determined that the Company is required to have a segregated reserve account for the unpaid promotional rebates in accordance with SEC Rule 15c3-3. At June 30, 2013, these customer rebates totaled $415. The Company established a reserve bank account with $25,000 to comply with this requirement. The balance of this reserve account as of June 30, 2013 remained at $25,000.

FIRSTRADE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

JUNE 30, 2013

Stockholders' Equity		$ 4,961,811
Deductions:		
Non-allowable assets		
Securities owned, not readily marketable at estimated fair value	116,388	
Accrued interest receivable	1,999	
Loan receivable	104,000	
Other assets	139,187	
Property, plant, and equipment	223,531	
Intangible assets	880,284	1,465,389
Net Capital before haircuts on certificates of deposit and security positions		3,496,422
Less:		
Haircuts on certificates of deposit and security positions		30,727
Net Capital		3,465,695
Minimum net capital requirement of 6-2/3% of aggregrate indebtedness, or $250,000, whichever is greater		250,000
Excess of Net Capital Over Minimum Requirement		$ 3,215,695
Aggregate indebtedness		
Liabilities (excluding deferred income taxes)		$ 297,372
Percentage of Aggregate Indebtness to Net Capital		9%

Reconciliation with Company's Computation (Included in Part IIA of Form X-17-A-5 as of June 30, 2013):

Net Capital, as reported in Company's Part IIA (Unaudited) Focus Report, as amended	$ 3,465,692
Rounding	3
Net Capital	$ 3,465,695

See independent auditors' report and accompanying notes to the financial statements.

FIRSTRADE SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2013

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ 415
Total credit items	415
Debit balances	-
Total debit items	-
Reserve computations	
Excess of total credits over total debits	415
Required deposit	$ 436

RECONCILIATION WITH THE COMPANY'S UNAUDITED FOCUS REPORT AS OF JUNE 2013

There are no material differences between the preceding computation and the corresponding schedule included in the Company's unaudited June 30, 2013 Part II of Form X-17A-5.

See independent auditors' report and accompanying notes to the financial statements.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g) (1)

To the Board of Directors of
Firstrade Securities, Inc.

In planning and performing our audit of the financial statements of Firstrade Securities, Inc. (the "Company"), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness, yet, important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

mgi Repetti LLP

New York, New York
August 26, 2013

mgi Repetti

500 Fifth Avenue, Fifth Floor, New York, NY 10110
212.302.3300 • Fax 212.302.9660
www.mgirepetti.com

INDEPENDENT AUDITORS' REPORT RELATED TO THE ENTITY'S SIPC ASSESSMENT RECONCILIATION AS REQUIRED UNDER SEC RULE 17A-5(e)(4)

To the Board of Directors of
Firstrade Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2013, which were agreed to by Firstrade Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and entries in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting no differences.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
August 26, 2013

mgi Repetti LLP